4 GREENWAY PLAZA HOUSTON, TEXAS 77046

Jill S. Greene Associate General Counsel

September 12, 2014

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Karl Hiller
Branch Chief

RE:                           Transocean Ltd.

Form 10-K for Fiscal Year ended December 31, 2013

Filed February 27, 2014

Response Letter dated August 6, 2014

File No. 0-53533

Dear Mr. Hiller:

On behalf of Transocean Ltd. (the “Company”), I am writing to request additional time to respond to the Staff’s comment letter dated September 2, 2014 regarding the above-referenced filing.  The Company requires additional time to prepare a complete response to the Staff’s comments.  The Company intends to file its response on or before September 30, 2014.

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (713) 232-7484 or A.J. Ericksen of Baker Botts L.L.P. at (713) 229-1393.

Very truly yours,

/s/ Jill S. Greene

cc:                                Mark Wojciechowski and Jennifer Gallagher, Securities and Exchange Commission